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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                          Dense-Pac Microsystems, Inc.
                 (Exact name of issuer as specified in charter)

                7321 Lincoln Way, Garden Grove, California 92641
                    (Address of principal executive office)

Issuer's telephone number, including area code          (714) 898-0007


I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

    1.  Title of security   Common Stock

    2.  Number of shares outstanding before the change    15,782,731 at 2/15/96

    3.  Number of shares outstanding after the change        16,682,731

    4.  Effective date of change        February 28, 1996

    5.  Method of change:
         Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

             original issue

Give brief description of transaction:  private placement


II.  CHANGE IN NAME OF ISSUER

     1.  Name prior to change
                             ---------------------------------------------------

     2.  Name after change
                          ------------------------------------------------------

     3.  Effective date of charter amendment changing name
                                                          ----------------------

     4.  Date of shareholder approval of change, if required
                                                             -------------------

Date    2/28/96                      /s/ William M. Stowell
                                     -------------------------------------------
                                     William M. Stowell, Vice President-Finance
                                           (Officer's signature and title)